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EXHIBIT 1

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

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                                                            MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                                            FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

[LOGO] Breakwater                                           -----------------------------------------------
       Resources Ltc.
                                                            2003 SECOND QUARTER
                                                            INTERIM REPORT

-----------------------------------------------------------------------------------------------------------


                       STILL ON TRACK FOR 325 MILLION POUND PRODUCTION TARGET
          ...PRODUCTION 10% HIGHER AND TOTAL CASH COST PER POUND US$0.01 LOWER THAN 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") FOR          The recent sale of the Lapa exploration
THE SECOND QUARTER ENDED JUNE 30, 2003 SHOULD BE        properties in the Province of Quebec for US$7.925
READ IN CONJUNCTION WITH THE COMPANY'S MD&A             million (Cdn.$10.6 million), plus an advance
INCLUDED IN THE 2002 ANNUAL REPORT                      royalty payment of US$1.0 million, has provided a
                                                        much needed injection of cash until the expected
OVERVIEW                                                price recovery materializes.

   Total zinc production for the second quarter         FINANCIAL RESULTS - SECOND QUARTER, 2003
was on target as was the first quarter of 2003
and, excluding Nanisivik production in 2002,            NET EARNINGS AND CASH FLOW
ahead of 2002 by 10 percent. The total cash cost
per pound of payable zinc was US$0.32 for the              For the quarter ended June 30, 2003, the
second quarter and for the first six months of          Company had unaudited consolidated net earnings of
2003, US$0.01 lower than the same period of 2002.       $10.8 million ($0.05 per share) on gross sales
For the first six months of 2003 zinc production        revenue of $61.7 million compared with
was 6 percent ahead of 2002.                            consolidated earnings of $2.3 million ($0.01 per
                                                        share) on gross sales revenue of $60.9 million for
   Metal prices remained soft during the second         the same period in 2002. The 2003 quarterly
quarter and the US dollar weakened significantly        results include a gain of $10.3 million on the
against many currencies including the Canadian          sale of the Lapa exploration property in Quebec.
and Australian dollars and the Euro. The                Gross sales revenue increased by $0.8 million
weakening US dollar had a significant negative          from the same period of 2002. Sales volumes
impact on miners and smelter operators which            increased by 15 percent but the benefit of the
operate in single jurisdictions such as Europe or       higher sales volumes was significantly offset by
Australia or who do not have a natural hedge by         a reduction of $1.5 million due to lower metal
having US dollar denominated debt. While this is        prices and a reduction of $4.5 million due to the
having a pronounced affect on the mining industry       stronger Canadian dollar.
in general, Breakwater is affected far less than
its competitors due to the fact it has operations          For the six month period ended June 30, 2003,
in various other countries and has maintained its       the Company had unaudited consolidated net
debt in US dollars. It is expected that this            earnings of $10.9 million ($0.06 per share) on
could continue unless metal prices recover to           gross revenue of $114.6 million compared with an
offset the weakening US dollar.                         unaudited consolidated net loss of $0.9 million
                                                        ($0.01 per share) on gross revenue of $125.4
   Zinc concentrates continue to remain in short        million for the same period of 2002.
supply and smelting terms remain in favour of the
miner. The shortage of zinc concentrates is                The stronger Canadian dollar resulted in a
forcing China to restrict the export of zinc metal      2003 second quarter exchange gain of $4.7 million
in order to meet domestic requirements. Important       on US dollar denominated debt compared with a gain
price resistance levels have been crossed for a         of $4.3 million in 2002. This is a non-cash gain
longer period than has been seen in other recent        that is realized on repayment of debt.
price moves. This should bode well for the future
of zinc and the recent price improvement could be
an indication that prices have bottomed out and
are ready for a much-needed recovery.

                                                                                        Second Quarter 2003

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

           "NET DEBT (TOTAL DEBT LESS CASH) DECREASED BY $26.7 MILLION, FROM $72.2 MILLION..."


   As mentioned earlier, revenue for the second         operating cash flow of $6.8 million ($0.04 per
quarter of 2003 was $1.7 million less than for the      share) for the second quarter of 2002. Operating
same period in 2002. In addition, the cost of           cash flow includes $1.0 million spent on
sales increased by $0.8 million in the quarter,         reclamation during the second quarter of 2003,
due to an increase in the sales volume over the         compared with $0.5 million for the same period of
second quarter of 2002 and resulted in a loss from      2002 but does not include the $10.6 million
mining activities. The loss from mining activities      proceeds from the sale of Lapa which is included
was $1.9 million for the second quarter of 2003         in investing activities.
compared with a contribution from mining
activities of $0.6 million for the same period of          The following table, based on sales, summarizes
2002.                                                   the financial statistics for each mine for the
                                                        second quarter of 2003 compared to the second
   Operating cash flow for the second quarter of        quarter of 2002.
2003 was $2.1 million ($0.01 per share) compared
with

                                                  CONTRIBUTION
                                                  (LOSS) FROM                                        CAPITAL
                            GROSS REVENUE       MINING ACTIVITIES*        NON-CASH COSTS          EXPENDITURES
                        -----------------------------------------------------------------------------------------
(millions of $)             2003      2002       2003        2002         2003       2002        2003       2002
-----------------------------------------------------------------------------------------------------------------
Bouchard-Hebert             20.6      17.2       (0.1)       1.6          2.6        2.2         0.0        0.3
Bougrine                    12.8      11.0       (1.9)      (3.2)         1.7        1.8         0.1        0.3
El Mochito                  16.5      20.4        0.3        0.4          1.1        1.7         0.5        0.3
El Toqui                     6.1       6.2       (0.3)       1.8          0.8        0.6         1.3        0.4
Nanisivik                    5.7       6.1        0.1       (0.0)           -        0.9           -          -
-----------------------------------------------------------------------------------------------------------------
Total                       61.7      60.9       (1.9)       0.6          6.2        7.2         1.9        1.3

* after non-cash costs (depreciation, depletion and reclamation)

STATEMENT OF OPERATIONS AND DEFICIT DATA
(000's except for per share numbers)                                                   FIRST HALF           SECOND QUARTER
                                                                                  -------------------------------------------
                                                                                    2003       2002        2003       2002
-----------------------------------------------------------------------------------------------------------------------------
Gross Sales Revenue                                                               $ 114,577  $ 125,413   $  61,667  $  60,896
Treatment and Marketing Costs                                                        47,103     53,462      24,671     22,173
Net Sales Revenue                                                                    67,474     71,951      36,996     38,723
Total Operating Costs                                                                71,749     71,558      38,916     38,132
(Loss) Contribution from Mining                                                      (4,275)       393      (1,920)       591
Activities
Net Earnings (Loss)                                                                  10,884       (924)     10,815      2,347
Net Earnings (Loss) per Common Share                                                   0.06      (0.01)       0.05       0.01
Cash Provided by Operating Activities(1)                                              2,520     10,929       2,087      6,804
Capital Expenditures                                                              $   5,283  $   4,263   $   2,019  $   1,966
Weighted Average Number of Common Shares Outstanding after Bonus Element            196,101    135,930     196,693    160,974
-----------------------------------------------------------------------------------------------------------------------------
(1) Before changes in non-cash working capital items.


OTHER EXPENSES (INCOME)/NON-PRODUCING                      Included in other non-producing property
PROPERTY COSTS                                          (income) costs is the gain on sale of the Lapa
                                                        exploration property of $10.3 million.
   General and administrative expenses were down
slightly from the comparable quarter of 2002 while      LIQUIDITY AND FINANCIAL POSITION
interest and financing costs were lower by 36
percent at $0.9 million. The strengthening of the          Working capital decreased from $22.3 million at
Canadian/US dollar exchange rate to 1.3553 at the       December 31, 2002, to a working capital deficiency
end of the second quarter of 2003 from 1.4693 at        of $10.0 million at June 30, 2003, as a result of
the end of March 2003 resulted in a $4.7 million        reclassification of $47.0 million of long-term
foreign exchange gain. The Company's debt is            debt at December 31, 2002, to current debt. The
denominated in US dollars and acts as a hedge for       Company's credit facilities include a US$30.0
operating costs incurred in currencies other than       million revolver and non-revolving facilities
the US dollar.                                          totaling


Breakwater Resources Ltd.                           2

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

US$29.1 million. Drawings available under the           METAL PRICES
revolver are determined based on the values of
inventories and receivables. As of June 30, 2003,          The following table sets forth the average
US$11.3 million had been drawn under the revolver,      realized metal prices for the three and six month
down from US$16.0 million at the end of 2002.           periods ended June 30, 2003 and 2002.
Total debt from December 31, 2002, was down by
$17.9 million, $9.8 million, a non-cash item, was
due to the weakening US dollar while $8.1 million       METAL PRICES            FIRST HALF           SECOND QUARTER
was repaid.                                                            ------------------------------------------------
                                                                                         Change                  Change
   Net debt (total debt less cash) decreased by                           2003    2002     (%)    2003    2002    (%)
$26.7 million, from $72.2 million at the end of         ---------------------------------------------------------------
December, 2002 to $45.5 million at the end of June      Zinc (US$/lb)      0.35    0.36   (2.8)    0.35    0.36  (2.8)
2003. The balance of the credit facilities is due       Copper (US$/lb)    0.75    0.76   (1.3)    0.74    0.79  (6.3)
on January 2, 2004. At the current metal prices,        Lead (US$/lb)      0.20    0.22   (9.1)    0.20    0.21  (4.8)
cash flow from operations is sufficient to meet         Silver (US$/oz)    4.62    4.54    1.8     4.56    4.58  (0.4)
the Company's operating requirements but will not       Gold (US$/oz)    348.84  288.97   20.7   357.39  298.94  19.6
be sufficient to repay debt when due. The debt          Exchange rate,
will require restructuring or extension. In July         average for
2003, the Company repaid US$5.0 million of the           the quarter
term credit facility with a portion of the               (US$/Cdn.$)      0.715   0.635   12.6    0.688   0.643   7.0
proceeds from the sale of the Lapa property.            ---------------------------------------------------------------
Discussions are ongoing with the Company's lenders
to allow the Company to use the balance of the          OPERATIONS
funds for working capital purposes. Until this is
resolved, the cash has been set aside and is               Production of zinc in concentrate in the second
included in the balance sheet as restricted cash.       quarter of 2003 totaled 93 million pounds compared
The advance royalty payment of $1.3 million             with 125 million pounds in the second quarter of
(US$1.0 million) is classified as a deferred            2002. The reduced zinc production during the
royalty on the balance sheet and will be brought        quarter reflects the closure of the Nanisivik mine
into income when earned.                                at the end of the third quarter of 2002, and
                                                        reduced zinc production at El Mochito. Total cash
   To secure environmental liabilities the Company      costs for the second quarter of 2003 of US$0.32
posts surety bonds with various governments. For        per pound of payable zinc were 3 percent lower
the Nanisivik mine, the Company has posted $5.0         than for the same quarter of 2002. Total cash
million in environmental bonds. These bonds             costs are calculated per pound of payable zinc
expired on July 30, 2003 and the Company is in          produced during the period and include all cash
discussion to provide alternative security to           costs incurred and expensed at the minesite, plus
replace these bonds.                                    treatment charges, shipping and marketing costs,
                                                        net of by-product credits.
CAPITAL EXPENDITURES
                                                           A continuing concentrate shortage kept smelter
   Capital expenditures were $2.0 million for the       treatment charges lower which decreases total cash
second quarters of both 2003 and 2002. Capital          costs. This component will increase as the price
expenditures for the full year of 2003 are              of zinc increases due to escalator provisions in
expected to be $12.2 million. Of this amount $6.6       the Company's sales contracts. It is expected that
million is being spent on projects at El Toqui          the Company's forecast, reported in the annual
including a mill expansion. This compares with          report, of total cash costs of US$0.32 per pound
capital expenditures of $11.0 million for 2002. In      of payable zinc for 2003 will be achieved but not
addition, during 2003, $1.5 million (net of             surpassed as predicted in the first quarter, as
proceeds from asset disposals) is expected to be        the recent weakness in the US dollar against many
spent on reclamation and mine closure at the            of the world's currencies including the Canadian
Nanisivik mine, which ceased production in              dollar was not anticipated. The following table
September 2002. During the quarter ended June 30,       details the consolidated operating statistics as
2003, $0.9 million was spent on reclamation at the      well as consolidated operating costs and total
Nanisivik mine.                                         cash costs.

                                                    3                                                Second Quarter 2003

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

                       "CAPITAL EXPENDITURES FOR THE FULL YEAR OF 2003 ARE EXPECTED TO BE $12.2 MILLION...
                       ...$6.6 MILLION IS BEING SPENT ON PROJECTS AT EL TOQUI INCLUDING A MILL EXPANSION".






                              FIRST HALF       SECOND QUARTER                                    FIRST HALF      SECOND QUARTER
                         -------------------------------------                                ----------------------------------
                            2003      2002    2003       2002                                  2003     2002      2003     2002
--------------------------------------------------------------     -------------------------------------------------------------
Ore Milled (tonnes)      1,312,223 1,639,896  656,606  819,006     Ore Milled (tonnes)        551,471  521,549  280,412  254,115
  Zinc (%)                     7.3       7.9      7.2      7.6       Zinc (%)                     5.8      5.1      6.0      5.0
Concentrate Production                                               Copper (%)                   0.5      0.7      0.4      0.8
  Zinc (tonnes)            159,301   216,478   78,358  104,549       Silver (g/t)                  38       41       34       34
  Copper (tonnes)           13,023    21,138    4,580   11,920       Gold (g/t)                   1.1      1.3      1.0      0.9
  Lead (tonnes)             10,452     9,988    4,567    4,598     Concentrate Production
  Gold (tonnes)              1,354     2,172      506      991       Zinc (tonnes)             52,175   42,385   27,407   20,316
Metal in Concentrates                                                 Recovery (%)               89.5     87.0     90.1     87.5
  Zinc (tonnes)             85,104   117,136   41,979   56,666        Grade (%)                  54.9     54.5     55.2     54.6
  Copper (tonnes)            2,078     3,227      750    1,836       Copper (tonnes)           13,023   21,138    4,580   11,920
  Lead (tonnes)              7,005     6,798    3,070    3,108        Recovery (%)               80.9     85.9     74.3     88.4
  Silver (ounces)        1,096,685 1,692,171  508,083  754,626        Grade (%)                  16.0     15.3     16.4     15.4
  Gold (ounces)             12,808    13,204    5,556    5,730     Metal in Concentrates
Minesite Operating                                                   Zinc (tonnes)             28,639   23,102   15,121   11,091
  Costs                                                              Copper (tonnes)            2,078    3,227      750    1,836
Per tonne milled (US$)       28.15     26.96    28.42    27.32       Silver (ounces)          209,973  254,869   77,324  102,733
Total Cash Costs                                                     Gold (ounces)             11,602   10,746    4,938    4,559
  Per lb payable zinc (US$)   0.32      0.32     0.32     0.33     Minesite Operating Costs
--------------------------------------------------------------       Per tonne milled (Cdn.$)   35.72    33.97    34.74    35.67
                                                                   Total Cash Costs
BOUCHARD-HEBERT MINE                                                 Per lb payable zinc (US$)   0.29     0.27     0.29     0.28
                                                                   -------------------------------------------------------------
   Production of zinc in concentrate increased by 35 percent
over the second quarter of 2002 as a result of increased              During the second quarter of 2003, a deep-drilling program
production and higher grades while the total cash costs were       was completed with a total of 5,932 metres drilled from both
US$0.29 per pound of payable zinc compared with US$0.28 for the    surface and underground. At the end of the quarter, the last
same period in 2002. The total cash costs per pound of payable     two surface drill holes were investigated with Pulse Em surveys
zinc were higher quarter over quarter despite the zinc head        resulting in two geophysical anomalies being outlined. The
grade being up 20 percent. Because costs at Bouchard-Hebert are    first is 750 metres west of the shaft (BW-03-141) and the
generally incurred in Canadian dollars the recent weakening of     second is two kilometres southeast of the shaft (BW-03-142). An
the US dollar increased costs by US$0.03 per pound. This           In-Hole Induced Polarization Survey will be carried out during
increase was partially offset by higher gold credits.              the third quarter in several of the drill holes to the west of the shaft and in two underground holes. The results of these surveys will be available later in the third quarter.

                                                                      All the new data from work completed in 2002-2003 has now
                                                                   been compiled on cross sections, level plans and long sections.
                                                                   After analyzing the new geochemical, geological and geophysical data, more than 30 drill holes have been proposed which target the entire Bouchard-Hebert property as well as eight holes near the Bouchard-Hebert mine shaft. Plans are currently being
                                                                   prepared for a new drilling program to commence during the second half of 2003 consisting of more than 17,000 metres of drilling, 110 kilometres of line cutting and IP survey.


Breakwater Resources Ltd.                                       4

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

BOUGRINE MINE                                                      decreased by 9 percent to US$0.31 from US$0.34 in the second quarter of 2002. The reduction in total cash costs per pound of
   Production of zinc in concentrate for the second quarter of     payable zinc is attributable to continued improvements in
2003 increased by 26 percent over the same period in 2002 while    operating efficiencies.
the total cash costs per pound of payable zinc decreased to
US$0.38 from US$0.40. Mine operating costs on a per tonne                                         FIRST HALF      SECOND QUARTER
milled basis were higher in the second quarter of 2003 than the                               ----------------------------------
comparable quarter of 2002 due to an increase in the annual                                     2003     2002    2003      2002
rail and power rates and the increase in the Tunisian Dinar US     -------------------------------------------------------------
dollar exchange rate. The total cash costs per pound of payable    Ore Milled (tonnes)        323,277  327,166  156,783  167,672
zinc decreased due to improved zinc output in the second             Zinc (%)                     7.2      7.7      6.8      7.4
quarter of 2003 over the same period in 2002.                        Lead (%)                     1.8      1.6      1.6      1.5
                                                                     Silver (g/t)                  85       95       87       83
                               FIRST HALF      SECOND QUARTER      Concentrate Production
                           ----------------------------------        Zinc (tonnes)             40,703   44,893   18,779   22,138
                             2003     2002    2003      2002          Recovery (%)               91.8     92.8     91.7     92.4
-------------------------------------------------------------         Grade (%)                  52.2     52.2     52.3     52.0
Ore Milled (tonnes)        220,658  214,186  111,757  106,290        Lead (tonnes)              7,050    6,030    3,039    2,821
  Zinc (%)                    10.3      9.4      9.7      8.4         Recovery (%)               82.3     80.5     80.8     77.9
  Lead (%)                     1.4      1.6      1.3      1.5         Grade (%)                  67.2     68.9     67.6     68.5
Concentrate Production                                             Metal in Concentrates
  Zinc (tonnes)             34,052   29,472   16,323   12,958        Zinc (tonnes)             21,245   23,414    9,823   11,506
   Recovery (%)               82.0     80.5     82.1     79.3        Lead (tonnes)              4,740    4,152    2,055    1,932
   Grade (%)                  54.7     54.8     54.8     54.8        Silver (ounces)          789,236  885,259  390,441  389,685
  Lead (tonnes)              3,402    3,958    1,528    1,777      Minesite Operating Costs
   Recovery (%)               71.7     78.4     68.7     76.5        Per tonne milled (US$)     29.66    28.94    29.61    27.87
   Grade (%)                  66.6     66.8     66.4     66.2      Total Cash Costs
Metal in Concentrates                                                Per lb payable zinc (US$)   0.30     0.32     0.31     0.34
  Zinc (tonnes)             18,620   16,165    8,944    7,103
  Lead (tonnes)              2,265    2,646    1,015    1,176         As previously reported, over the past several months
Minesite Operating Costs                                           exploration has been focussed on the extension/expansion of
  Per tonne milled (US$)     35.32    30.58    36.05    32.92      existing zones in the mine, new zones in the mine, and surface
Total Cash Costs                                                   exploration on new and unexplored areas of the mine property.
  Per lb payable zinc (US$)   0.35     0.36     0.38     0.40      Work continues on these initiatives and results should be
-------------------------------------------------------------      forthcoming during the remainder of 2003 and 2004.

   During the quarter, the Company was awarded the Bou Khil        EL TOQUI MINE
concession from the Tunisian Government, a property that lies
approximately 38 kilometres from the Bougrine mill. The               At El Toqui, production of zinc in concentrate decreased
property contains approximately one half million tonnes of         by 3 percent in the second quarter of 2003 while the total cash
resources grading in excess of 8 percent zinc. It is believed      costs were US$0.32 per pound of payable zinc compared with
the property possesses good potential and exploration work,        US$0.33 in the same period in 2002. For the first half of 2003
including a drilling program, is planned to begin in the third     increased unit costs were due to the decline in the zinc and
quarter of 2003.                                                   gold head grades. As well, construction of the new crushing system necessitated the temporary use of a portable crusher,
EL MOCHITO MINE                                                    which added approximately US$1.00 per tonne to minesite
                                                                   operating costs. The new crusher was commissioned in early July
   Production of zinc in concentrate decreased by 15 percent in    2003 and costs for crushing are expected to decline during the
the second quarter of 2003 as a result of lower production and     second half of 2003. The new crushing plant has 25 percent
grades while lead production increased by 6 percent over the       greater capacity than the existing facility and should increase
same period in 2002. Total cash costs                              operator efficiency as well.

                                                                5                                              Second Quarter 2003

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

                       "EACH US$0.01 PER POUND INCREASE IN THE PRICE OF ZINC WILL INCREASE 2003 EARNINGS
                           AND CASH FLOW BY $4.2 MILLION BASED ON THE 2003 ANNUAL PRODUCTION FORECAST".








                               FIRST HALF     SECOND QUARTER       LANGLOIS MINE
                           ----------------------------------
                             2003     2002    2003      2002          During the second quarter, the results of the updated SRK
-------------------------------------------------------------      Consulting (SRK) feasibility study for the Langlois mine were
Ore Milled (tonnes)        216,817  204,101  107,654  100,503      announced. The 2003 feasibility study includes 419,600 tonnes
  Zinc (%)                     8.3      9.1      8.2      9.0      of new mineral reserves in Zone 97 at a grade of 8.1 percent
  Gold (g/t)                   0.3      0.8      0.3      0.8      zinc, 1.7 percent copper, 46.9 grams of silver per tonne and
Concentrate Production                                             0.1 grams of gold per tonne. These new reserves were proven up
  Zinc (tonnes)             32,371   33,590   15,849   16,414      following a 28 hole, 11,511 metre in-fill drill program which
   Recovery (%)               92.1     92.0     91.8     91.9      was completed in April 2003.
   Grade (%)                  51.3     50.8     51.1     50.7
Gold (tonnes)                1,354    2,172      506      991         The 2003 SRK feasibility study now indicates that the total
   Recovery (%)               34.4     47.8     34.8     47.4      net pre-tax cash flow is estimated to be $71.1 million, based
   Grade (g/t)                16.2     35.2     21.5     36.7      on the metal prices shown in Table I. The internal rate of
Metal in Concentrates                                              return has increased to 25.3 percent and the NPV at 8.0 percent
  Zinc (tonnes)             16,600   17,050    8,091    8,330      has increased to $30.9 million.
  Gold (ounces)              1,206    2,458      618    1,171
  Silver (ounces)           97,476  137,799   40,318   59,583         Table 1 - METAL PRICES AND EXCHANGE RATES
Minesite Operating Costs                                              -----------------------------------------
  Per tonne milled (US$)     27.73    27.08    28.05    27.84         Zinc            US$0.50/lb
Total Cash Costs                                                      Copper          US$0.80/lb
  Per lb payable zinc (US$)   0.34     0.33     0.32     0.33         Silver          US$5.00/oz
-------------------------------------------------------------         Gold            US$343/oz
                                                                      Exchange Rate   US$0.70/Cdn$
   Development work to access the Aserradero area, continued          -----------------------------------------
during the quarter. Production is expected from this higher
grade gold area during the second half of 2003.                       When a long-term zinc price of US$0.45 per pound is used
                                                                   for the 2003 SRK feasibility study the total net pre-tax cash
   During the second quarter, 14 diamond drill holes totalling     flow decreases to $41.5 million, the internal rate of return is
1,709 metres were drilled to test anomalous soil geochemical       15.2 percent and the NPV at 8.0 percent is $12.6 million.
centres at the Concordia Area, three kilometres west of the
Toqui mine. Base metal and precious metal mineralization was          An estimated $38.2 million in capital is required over the
encountered at various depths, between 16 metres and 100           life of the mine, of which approximately $16.4 million must be
metres, within tuffaceous and calcareous sandstone units or        expended prior to the start of production.
associated with structures (veins and/or faults) within the
underlying volcanics. Many encouraging gold intersections were        The Company is reviewing several strategies aimed at
encountered in the main coquina unit or in the calcareous          improving the economics of the mine,including rationalizing
brecciated sandstone above. A high potential for gold              concentrate freight rates. A decision to reopen the Langlois
mineralization within a sulphide and zinc rich system has been     mine awaits an improvement in the price of zinc and financing.
identified within a corridor across the Concordia area.
                                                                      The 2003 SRK feasibility study can be accessed at
   Drilling towards the south of the Concordia area has            www.sedar.com by advancing to Breakwater's public documents.
confirmed the presence of widespread low grade sulphide
mineralization within the sandstone units. Drilling intercepted a mixture of tuffs and strongly altered calcareous sandstone with disseminated pyrite-chalcopyrite mineralization. The
Concordia South target area still remains open for follow-up along north-south and east-west directions. Mineralization
encountered so far suggests the potential for multiple
mineralized zones within this target area. This is part of a large unexplored area of the property and warrants follow-up drilling.

Breakwater Resources Ltd.                                      6




NANISIVIK MINE                                                     LAPA PROPERTY, QUEBEC

   At Nanisivik operations ceased on September 30, 2002.              During the second quarter, Agnico-Eagle Mines Limited
Reclamation activities continued during the quarter and as         purchased 100 percent of Breakwater's Tonawanda and Zulapa gold
well, CanZinco Ltd., a wholly-owned subsidiary of Breakwater,      properties, known collectively as the Lapa property, for
continued discussions with the Government of Nunavut on            US$7.925 million.
alternative uses for the existing infrastructure. Discussions
were also held with regard to utilizing the reclamation               Breakwater will retain a 1 percent net smelter royalty
activities at Nanisivik as an industrial training exercise,        ("NSR") on all gold production from the Tonawanda property and
partially funded by the government and various agencies.           a 0.5 percent NSR on all gold production from the Zulapa
                                                                   property. Agnico-Eagle also paid a non-refundable advance
   On June 17th an agreement was concluded with Wolfden            royalty of US$1 million on closing and will pay a further
Resources Inc. for the purchase of the industrial complex          non-refundable advance royalty of US$1 million when the total
located at Nanisivik, including the ship loading facility and      published inferred resources reach two million ounces of gold
the concentrate storage shed. Wolfden has agreed to reclaim,       on the Zulapa and Tonawanda properties.
to the satisfaction of CanZinco and the regulators involved,
the industrial complex site at Nanisivik. In return, Wolfden          In addition to the Lapa property, Agnico-Eagle purchased
will receive the milling equipment and related infrastructure,     Breakwater's 66.66 percent interest in the Chibex South
four of the five diesel-electric generators on site, the ship      property, located four kilometres south of the Lapa property
loading facility and the concentrate storage shed. Wolfden will    in Cadillac Township. Agnico-Eagle paid Breakwater US$75,000
dismantle the DMS plant and prepare it for shipment for            for the property as well as a 0.66 percent NSR.
CanZinco. Wolfden must post $2.0 million of financial security
prior to commencing with the dismantling of the facility. The         The Lapa and Chibex South properties were considered by
security is to be released when CanZinco and the regulators        Breakwater to be non-core assets.
are satisfied that the necessary reclamation work has been
completed. Work in this regard is scheduled to commence in         OUTLOOK
summer 2003 and conclude in fall 2004.
                                                                      Production from Breakwater's four operating mines is on
                               FIRST HALF     SECOND QUARTER       schedule to produce the 2003 yearly target of 325 million
                           ----------------------------------      pounds of zinc. Total cash costs were US$0.32 per pound of
                             2003     2002    2003      2002       payable zinc during the first half of 2003 equal to the
-------------------------------------------------------------      Company's forecasted annual total cash costs.
Ore Milled (tonnes)              -  372,894        -  190,426
  Zinc (%)                       -     10.4        -     10.2         The price of zinc is the prime determinant of the Company's
  Silver (g/t)                   -       44        -       44      earnings and cash flow. Each US$0.01 per pound increase in the
Concentrate Production                                             price of zinc will increase 2003 earnings and cash flow by
  Zinc (tonnes)                  -   66,138        -   32,723      $4.2 million based on the 2003 annual production forecast.
   Recovery (%)                  -     96.3        -     95.6      Recent announcements of production cutbacks and mine closures
   Grade (%)                     -     56.6        -     57.0      due to the low zinc price have produced a shortfall in zinc
Metal in Concentrate                                               concentrates resulting in lower treatment charges. In addition,
  Zinc (tonnes)                  -   37,405        -   18,636      the recent weakness in the US dollar is placing financial
  Silver (ounces)                -  414,244        -  202,625      pressure on smelters. These two factors should eventually lead
Minesite Operating Costs                                           to a reduction in zinc output and, combined with a recovery
  Per tonne milled (Cdn.$)       -    48.21        -    45.52      in the economy, should result in an increase in the price of
Total Cash Costs                                                   zinc in the latter half of 2003.
  Per lb payable zinc (US$)      -     0.34        -     0.33
-------------------------------------------------------------

                                                                7                                               Second Quarter 2003

                                            CONSOLIDATED BALANCE SHEETS

                                             BREAKWATER RESOURCES LTD.
                                     AS AT JUNE 30, 2003 AND DECEMBER 31, 2002
                                   (Expressed in thousands of Canadian dollars)

                                                                                      JUNE 30,      December 31,
                                                                                        2003            2002
                                                                                    (Unaudited)
----------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                           $    4,507      $    6,435
Restricted cash (note 2)                                                                10,741               -
Accounts receivable - concentrate                                                        4,219          17,061
Other receivables                                                                        5,376           6,921
Concentrate inventory                                                                   18,306          25,340
Materials and supplies inventory                                                        25,399          28,967
Prepaid expenses and other current assets                                                3,289           2,387
----------------------------------------------------------------------------------------------------------------

                                                                                        71,837          87,111
RECLAMATION DEPOSITS                                                                     1,537           1,387
MINERAL PROPERTIES AND FIXED ASSETS (note 3)                                           117,703         134,882
----------------------------------------------------------------------------------------------------------------
                                                                                    $  191,077      $  223,380
                                                                                    ============================
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities                                            $   19,814      $   25,577
Provisional payments for concentrate inventory shipped and not priced                    2,227           8,642
Short-term debt including current portion of long-term debt (notes 4 and 10)            59,345          30,227
Income and mining taxes payable                                                            407             381
----------------------------------------------------------------------------------------------------------------
                                                                                        81,793          64,827
DEFERRED ROYALTY (note 3)                                                                1,340               -
LONG-TERM DEBT (note 5)                                                                  1,401          48,438
RECLAMATION AND CLOSURE COST ACCRUALS                                                   13,504          13,697
FUTURE TAX LIABILITIES                                                                     831             822
----------------------------------------------------------------------------------------------------------------
                                                                                        98,869         127,784
----------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Capital stock (note 6)                                                                 258,530         257,759
Common shares to be issued (note 6(a)(i))                                                    -             618
Contributed surplus                                                                      1,582           1,582
Deficit                                                                               (167,971)       (178,855)
Cumulative translation adjustments                                                          67          14,492
----------------------------------------------------------------------------------------------------------------
                                                                                        92,208          95,596
----------------------------------------------------------------------------------------------------------------
                                                                                    $  191,077      $  223,380
                                                                                    ============================

THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.





Breakwater Resources Ltd.                                8

                                    CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                                                BREAKWATER RESOURCES LTD.
                                       FOR THE PERIODS ENDED JUNE 30, 2003 AND 2002
                     (Expressed in thousands of Canadian dollars except share and per share amounts)
                                                        (Unaudited)


                                                              THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                                    JUNE 30,                          JUNE 30,
                                                             2003           2002               2003            2002
------------------------------------------------------------------------------------------------------------------------
Gross sales revenue                                      $    61,667     $    60,896        $   114,577     $   125,413
Treatment and marketing costs                                 24,671          22,173             47,103          53,462
------------------------------------------------------------------------------------------------------------------------
Net revenue                                                   36,996          38,723             67,474          71,951
------------------------------------------------------------------------------------------------------------------------

OPERATING COSTS
Direct operating costs                                        32,637          30,919             58,851          56,595
Depreciation and depletion                                     5,720           6,099             11,750          12,717
Reclamation and closure costs                                    559           1,114              1,148           2,246
------------------------------------------------------------------------------------------------------------------------
                                                              38,916          38,132             71,749          71,558
------------------------------------------------------------------------------------------------------------------------
(LOSS) CONTRIBUTION FROM MINING ACTIVITIES                    (1,920)            591             (4,275)            393
------------------------------------------------------------------------------------------------------------------------
OTHER EXPENSES (INCOME)
General and administrative                                     1,375           1,482              2,681           2,761
Interest and financing                                           881           1,370              1,584           2,485
Investment and other income and other foreign
   exchange adjustment                                          (578)             95               (607)            (73)
Foreign exchange gain on US dollar
   denominated debt                                           (4,742)         (4,301)            (9,771)         (4,276)
------------------------------------------------------------------------------------------------------------------------
                                                              (3,064)         (1,354)            (6,113)            897
------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE THE FOLLOWING:                          1,144           1,945              1,838            (504)
------------------------------------------------------------------------------------------------------------------------

Other non-producing property (income) costs (note 3)          (9,779)           (378)            (9,196)             99
Income and mining taxes                                          108             (24)               150             321
------------------------------------------------------------------------------------------------------------------------
                                                              (9,671)           (402)            (9,046)            420
------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                           10,815           2,347             10,884            (924)
DEFICIT - BEGINNING OF PERIOD                               (178,786)       (162,239)          (178,855)       (158,968)
------------------------------------------------------------------------------------------------------------------------
DEFICIT - END OF PERIOD                                  $  (167,971)    $  (159,892)       $  (167,971)    $  (159,892)
                                                         ===============================================================

EARNINGS (LOSS) PER SHARE - BASIC (note 7)               $      0.05     $      0.01        $      0.06     $     (0.01)
                                                         ===============================================================
DILUTED EARNINGS PER COMMON SHARE (note 7)               $      0.05     $      0.01        $      0.06     $       N/A
                                                         ===============================================================
WEIGHTED-AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING AFTER BONUS ELEMENT (note 7)                 196,693,000     160,974,000        196,101,000     135,930,000
                                                         ===============================================================

THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


                                                             9                                       Second Quarter 2003


                                            CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                   BREAKWATER RESOURCES LTD.
                                         FOR THE PERIODS ENDED JUNE 30, 2003 AND 2002
                                         (Expressed in thousands of Canadian dollars)
                                                          (Unaudited)

                                                              THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                                    JUNE 30,                          JUNE 30,
                                                             2003           2002               2003            2002
------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Net earnings (loss)                                      $    10,815     $     2,347        $    10,884     $      (924)
Non-cash items:
   Depreciation and depletion                                  5,720           6,099             11,750          12,717
   Gain on sale of property (note 3)                         (10,336)              -            (10,336)              -
   Foreign exchange gain on US dollar
     denominated debt and other non-cash items                (3,598)         (2,287)            (8,714)         (2,261)
   Future income taxes                                           (57)              -                  9               -
   Reclamation and closure cost accruals                         559           1,114              1,148           2,246
------------------------------------------------------------------------------------------------------------------------
                                                               3,103           7,273              4,741          11,778
Payment of reclamation and closure costs                      (1,016)           (469)            (2,221)           (849)
Changes in non-cash working capital items (note 9)             4,491         (13,798)             8,633         (29,991)
------------------------------------------------------------------------------------------------------------------------
                                                               6,578          (6,994)            11,153         (19,062)
------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Increase in restricted cash (note 2)                         (10,741)              -            (10,741)             -
Issue of common shares for cash (note 6)                          49          18,523                103          18,656
(Decrease) increase in debt                                   (5,746)          2,780             (7,626)         16,757
------------------------------------------------------------------------------------------------------------------------
                                                             (16,438)         21,303            (18,264)         35,413
------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Reclamation deposits                                             (75)              -               (150)              -
Mineral properties and fixed assets                           (2,019)         (1,966)            (5,283)         (4,263)
Proceeds from sale of property (note 3)                       10,616               -             10,616               -
------------------------------------------------------------------------------------------------------------------------
                                                               8,522          (1,966)             5,183          (4,263)
------------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH                                   (1,338)         12,343             (1,928)         12,088
CASH AND CASH EQUIVALENTS
   - BEGINNING OF PERIOD                                       5,845           3,050              6,435           3,305
------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
   - END OF PERIOD                                       $     4,507     $    15,393        $     4,507     $    15,393
                                                         ===============================================================
Supplemental Disclosure of Cash Flow Information
Cash paid for:
   Interest                                              $       641     $       560        $     1,384     $     1,411
   Income and mining taxes                               $        16     $       478        $       124     $       398


THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.



Breakwater Resources Ltd.                                      10



                                       NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                                  BREAKWATER RESOURCES LTD.
                                        FOR THE PERIODS ENDED JUNE 30, 2003 AND 2002
                                                         (Unaudited)


1. ACCOUNTING POLICIES AND BASIS OF PRESENTATION                   2. RESTRICTED CASH

   BASIS OF PRESENTATION                                              The restricted cash balance of $10,741,000 represents the
                                                                   net proceeds from the sale of the Tonawanda and Zulapa gold
   These interim consolidated financial statements of              properties (the "Lapa property") (see notes 3 and 10). Under
Breakwater Resources Ltd. (the "Company") for the three months     the terms of the Company's Syndicated Credit Facility with the
and six months ended June 30, 2003 and 2002 have been presented    banks, the net proceeds from sale of assets are subject to
using accounting principles applicable to a going concern,         certain restrictions. Discussions are ongoing with the banks as
which assumes that the Company will continue in operation for      to the amount of the net proceeds that the Company can utilize
the foreseeable future and be able to realize its assets and       for working capital and how much will be used for debt
satisfy its liabilities in the normal course of business.          repayments.

   Management of the Company has reviewed the Company's working    3. MINERAL PROPERTIES
capital requirements for the period ending December 31, 2003.
The review was based on operating plans believed to be                On June 16, 2003, the Company sold the Lapa property for
achievable assuming that there is a modest recovery in the         US$7,925,000. The Company retains a 1.0 percent net smelter
price of zinc to US$800 per tonne. Based upon these                royalty from the Tonawanda property and a 0.5 percent net
assumptions and the estimated operating cash flow, capital         smelter royalty from the Zulapa property. The Company also
expenditures and debt servicing requirements of the Company,       received a non-refundable advance royalty of US$1,000,000
it is estimated that the Company will be able to meet its cash     against the above net smelter royalty of the Lapa property and
requirements until December 31, 2003.                              will also receive a further non-refundable advance royalty of
                                                                   US$1,000,000 when the total published inferred resource reaches
   The Company believes that it will not be able to repay its      2,000,000 ounces of gold.
debt under the Syndicated Credit Facility on maturity on
January 2, 2004, unless metal prices recover. Accordingly, the        The non-refundable advance royalty of $1,340,000
Company believes that it will be necessary to negotiate the        (US$1,000,000) received has been deferred and is shown on the
extension, restructuring or replacement of the Syndicated          balance sheet as "Deferred Royalty". The deferred royalty will
Credit Facility prior to its maturity on January 2, 2004.          be brought into income when earned.

   These interim consolidated financial statements do not             The Lapa property was considered to be a non-producing
include any adjustments to the recoverability and                  property and the gain on sale of $10,336,000 is included in
classification of recorded asset amounts and classification of     "Other non-producing property (income) costs" of $9,196,000 on
liabilities that might be necessary, if the Company was unable     the consolidated statements of operations and deficit.
to continue as a going concern.
                                                                   4. SHORT-TERM DEBT
   ACCOUNTING POLICIES
                                                                                                          JUNE 30,   DECEMBER 31,
   These interim consolidated financial statements of the             ($000'S)                              2003        2002
Company have been prepared in accordance with Canadian                -----------------------------------------------------------
generally accepted accounting principles ("Canadian GAAP") and        Syndicated Credit Facility
follow the same accounting principles and methods of                      - Revolver                       15,315      25,195
application as those disclosed in note 1 of the Company's                 - Term Credit Facility
consolidated financial statements for the year ended December                 (notes 5 and 10)             30,672           -
31, 2002. The accompanying interim unaudited consolidated                 - Supplemental Term Credit
financial statements include all adjustments that are, in the                 Facility, current portion
opinion of management, necessary for fair presentation. These                 (notes 5 and 10)              8,809           -
interim consolidated financial statements do not include all          Customer prepayments for
disclosures required by Canadian GAAP for annual financial                zinc concentrate                  2,033       3,159
statements and should be read in conjunction with the Company's       Other                                 2,516       1,873
consolidated financial statements included in its 2002 Annual         -----------------------------------------------------------
Report.                                                                                                    59,345      30,227

   NEW PRONOUNCEMENTS                                                 Under the refinancing agreement as described in note 6 of
                                                                   the Company's consolidated financial statements for the year
   In February 2003, the Canadian Institute of Chartered           ended December 31, 2002, the Syndicated Credit Facility is
Accountants ("CICA") issued Accounting Guideline 14, Disclosure    repayable on January 2, 2004.
of Guarantees ("AcG-14"). AcG-14 requires disclosure for
certain contracts or obligations that meet the definition of a guarantee. For the six months ended June 30, 2003, the Company had no contracts or obligations that qualified as a guarantee under AcG-14.

   2002 FIGURES

   Certain of the 2002 figures have been reclassified to conform to the 2003 presentation.

                                                                11                                           Second Quarter 2003


5. LONG-TERM DEBT                                                  (I)   Under an agreement dated November 30, 2001, relating to
                                                                   the resignation of an executive, the Company agreed to pay the
                                      JUNE 30,  DECEMBER 31,       executive a supplementary amount of up to $700,000 either in
   ($000'S)                             2003        2002           cash or common shares of the Company ("Common Shares"). The
   ---------------------------------------------------------       amount to be paid was based on a formula using the weighted
   Term Credit Facility (note 4)            -      35,748          average trading price for the Common Shares for the month of
   Supplemental                                                    January 2003. In December 2002, an amount of $618,000
   Term Facility (note 4)                   -      10,267          representing 2,564,887 Common Shares was recorded based on the
   Reimbursable government                                         number of shares to be issued pursuant to the formula and was
     assistance, discounted                                        shown in the Company's consolidated balance sheet as at December
     at rate of 8%                      1,401       1,390          31, 2002, as "Common shares to be issued" in shareholders'
   Customer prepayments for                                        equity (see note 8(c)) of the Company's consolidated financial
     zinc concentrates                      -       3,159          statements for the year ended December 31, 2002). Pursuant to
   Other                                    -       1,033          the agreement the shares were issued in February 2003.
   ---------------------------------------------------------
   Total                                1,401      51,597          (II)  The Company's share bonus plan (the "Share Bonus Plan")
   Less current portion                     -       3,159          permits Common Shares to be issued as a discretionary bonus to
   ---------------------------------------------------------       any director, employee (full-time or part-time), officer or
                                        1,401      48,438          consultant of the Company or any subsidiary thereof who is designated under the Share Bonus Plan from time to time. During
6. CAPITAL STOCK AND STOCK OPTIONS                                 the three months and six months ended June 30, 2003, the
                                                                   Company had issued nil and 200,000 Common Shares under the
   (A) Common Shares                                               Share Bonus Plan, respectively.

                                      NUMBER                       B)    Options transactions were as follows:
   (000'S)                           OF SHARES    AMOUNT
   ---------------------------------------------------------                                       OPTIONS   WEIGHTED-AVERAGE
   As at December 31, 2002            193,281   $ 257,759                                           (000'S)   EXERCISE PRICE
   Shares issued as supplementary                                  ----------------------------------------------------------
     payment to employee                                           As at December 31, 2002           8,796        $1.31
     (see (I) below)                    2,565         618          Granted                           1,025         0.25
   Employee share bonus plan                                       Cancelled                           (82)        4.28
     (see (II) below)                     200          50          ----------------------------------------------------------
   Employee share purchase plan           451          54          As at March 31, 2003              9,739        $1.18
   ---------------------------------------------------------       Cancelled                           (75)        0.51
   As at March 31, 2003               196,497     258,481          ----------------------------------------------------------
   Employee share purchase plan           196          49          As at June 30, 2003               9,664        $1.18
   ---------------------------------------------------------
   As at June 30, 2003                196,693     258,530

      The following table summarizes the information about the share options outstanding at June 30, 2003.


                                                  OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                            ----------------------------------------------------------------------------------------
                                       NUMBER            WEIGHTED-                           NUMBER
                                  OUTSTANDING              AVERAGE     WEIGHTED-        EXERCISABLE        WEIGHTED-
                                        AS AT            REMAINING       AVERAGE              AS AT          AVERAGE
                                JUNE 30, 2003          CONTRACTUAL      EXERCISE      JUNE 30, 2003         EXERCISE
RANGE OF EXERCISE PRICES              (000'S)                 LIFE         PRICE            (000'S)            PRICE
--------------------------------------------------------------------------------------------------------------------
$0.18 - $0.19                           3,648     9 YEARS 153 DAYS         $0.19              1,216            $0.19
$0.20 - $2.00                           3,593      6 YEARS 14 DAYS         $0.65              3,051            $0.70
$2.05 - $3.35                           1,511     4 YEARS 135 DAYS         $2.92              1,511            $2.92
$3.75 - $8.20                             912     6 YEARS 172 DAYS         $4.35                912            $4.35



Breakwater Resources Ltd.                                      12



C) The Company's share option plan is disclosed in note 8(e) of                                THREE MONTHS       SIX MONTHS
the Company's consolidated financial statements for the year                                      ENDED              ENDED
ended December 31, 2002. The Company has elected not to use the                                   JUNE 30,          JUNE 30,
fair value method of accounting and does not recognize                                        -----------------------------------
compensation expense for its stock-based compensation for          (000'S)                     2003     2002      2003    2002
employees. Had compensation expense for stock-based                --------------------------------------------------------------
compensation for employees been determined based upon the fair     Weighted-average number
value of awards granted on or after January 1, 2002, the             of Common Shares
Company's net earnings for the six months and three months           outstanding (including
ended June 30, 2003 would have decreased by $231,000 and             bonus element on
$163,000, respectively. For the six months ended June 30, 2002,      rights issue)            196,693  160,974  196,101  135,930
the Company's net loss would have increased by $246,000 and        Incremental Common Shares
the net earnings for the three months ended June 30, 2002 would      on assumed exercise
have decreased by $231,000. However, the earnings per share          of options and warrants        -    2,011    1,643        -
for the six months ended June 30, 2003 and the three months        --------------------------------------------------------------
ended June 30, 2003 and 2002 and the loss per share for the        WEIGHTED-AVERAGE NUMBER
six months ended June 30, 2002 would have been unchanged.            OF COMMON SHARES USED
                                                                     FOR DILUTED EARNINGS
   The fair value of each option grant is estimated on the           PER SHARE                196,693  162,985  197,744  135,930
balance sheet date using the Black-Scholes option-pricing model
with the following weighted-average assumptions:                      On May 1, 2002, the Company completed a rights issue with
                                                                   an exercise price of $0.20 per share. The market value of the
   Expected life (years)     1 - 10                                Common Shares on April 2, 2002, the day prior to trading
   Risk free interest rate    4.83%                                ex-rights was $0.37 per share. As a result of the bonus element
   Expected volatility          48%                                in the rights issue, the basic earnings (loss) per share
   Dividend yield                0%                                and the weighted-average number of Common Shares outstanding have been adjusted retroactively as follows:
7. EARNINGS (LOSS) PER SHARE
                                                                                               THREE MONTHS       SIX MONTHS
   Earnings (Loss) per Share ("EPS") has been calculated using                                    ENDED              ENDED
the weighted-average number of shares outstanding during the                                      JUNE 30,          JUNE 30,
period. The diluted EPS gives effect to the exercise of all                                   -----------------------------------
outstanding stock and compensation options.                        (000'S)                     2003     2002      2003    2002
                                                                   --------------------------------------------------------------
   The calculation of diluted earnings per share assumes that      Weighted-average number
options and warrants with an exercise price lower than the         Earnings (Loss) per share
average quoted market price were exercised at the later of the       - before bonus element     $0.05    $0.01    $0.06   ($0.01)
beginning of the period, or time of issue. In applying the         Earnings (Loss) per share
treasury stock method, options and warrants with an exercise         - after bonus element      $0.05    $0.01    $0.06   ($0.01)
price greater than the average quoted market price of the          Diluted earnings per
Common Shares are not included in the calculation of diluted       share
earnings per share as the effect is anti-dilutive. The average       - before bonus element     $0.05    $0.01    $0.06     N/A
quoted market price of the Common Shares during the six months     Diluted earnings per
ended June 30, 2003 was $0.19 (2002 - $0.26) and for the three     share
months ended June 30, 2003 was $0.16 (2002 - $0.21).                 - after bonus element      $0.05    $0.01    $0.06     N/A

                                                                   Weighted-average number
                                                                     of shares outstanding    196,693  158,626  196,101  126,540
                                                                   Additional shares due to
                                                                     bonus element                  -    2,348        -    9,390
                                                                   --------------------------------------------------------------
                                                                   Weighted-average number
                                                                     of shares outstanding
                                                                     after bonus element      196,693  160,974  196,101  135,930

                                                                13                                             Second Quarter 2003



8. SEGMENT INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2003
($000'S) (UNAUDITED)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  CORPORATE
                                                                                                                     AND     CONSO-
GEOGRAPHIC LOCATION                    LATIN AMERICA                     CANADA                           TUNISIA   OTHER   LIDATED
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 BOUCHARD
                              EL MOCHITO  EL TOQUI           NANISIVIK   CARIBOU  -HEBERT LANGLOIS       BOUGRINE
OPERATING SEGMENT                  MINE      MINE    TOTAL      MINE        MINE     MINE    MINE  TOTAL    MINE
------------------------------------------------------------------------------------------------------------------------------------
Net revenue                      18,703     7,044   25,747     5,088         -     26,078      -  31,166   10,561       -    67,474
Depreciation and depletion       (2,042)   (1,235)  (3,277)        -         -     (4,689)     -  (4,689)  (3,620)   (164)  (11,750)
Reclamation and closure costs      (359)     (202)    (561)        -         -       (412)     -    (412)    (175)      -    (1,148)
(Loss) contribution from
   mining activities                (38)     (406)    (444)     (272)        -        286      -      14   (3,681)   (164)   (4,275)
General and administrative            -         -        -         -         -          -      -       -        -  (2,681)   (2,681)
Interest and financing                -         -        -         -         -          -      -       -        -  (1,584)   (1,584)
Investment and other income
   and other foreign exchange         -         -        -         -         -          -      -       -        -     607       607
adjustment
Foreign exchange gain on US
   dollar denominated debt            -         -        -         -         -          -      -       -        -   9,771     9,771
Other non-producing property
   income (costs)                     -         -        -      (236)     (832)         -    (49) (1,117)       -  10,313     9,196
Income and mining taxes             (84)        -      (84)        -         -         (9)     3      (6)     151    (211)     (150)
Net earnings (loss)                (122)     (406)    (528)     (508)     (832)       277    (46) (1,109)  (3,530) 16,051    10,884

Capital expenditures                606     2,871    3,477       (36)        -          -    955     919      503     384     5,283
Identifiable assets              32,024    30,619   62,643     8,415     3,285     22,978 39,931  74,609   29,636  24,189   191,077

INFORMATION ABOUT MAJOR CUSTOMERS

   Of the Company's total consolidated net revenue in the six months ended June 30, 2003, revenue from one customer of $25,584,000 was from the Bouchard-Hebert Mine and revenue from another customer of $7,427,000 consisted of $2,564,000 from the Bougrine Mine and $4,863,000 from the El Toqui Mine.

FOR THE SIX MONTHS ENDED JUNE 30, 2002
($000'S) (UNAUDITED)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  CORPORATE
                                                                                                                     AND     CONSO-
GEOGRAPHIC LOCATION                    LATIN AMERICA                     CANADA                           TUNISIA   OTHER   LIDATED
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 BOUCHARD
                              EL MOCHITO  EL TOQUI           NANISIVIK   CARIBOU  -HEBERT LANGLOIS       BOUGRINE
OPERATING SEGMENT                  MINE      MINE    TOTAL      MINE        MINE     MINE    MINE  TOTAL    MINE
------------------------------------------------------------------------------------------------------------------------------------
Net revenue                      22,695     8,628   31,323     6,253         -     22,407      -  28,660   11,968       -    71,951
Depreciation and depletion       (3,102)   (1,214)  (4,316)   (1,697)        -     (3,281)     -  (4,978)  (3,393)    (30)  (12,717)
Reclamation and closure costs      (429)      (33)    (462)     (207)        -     (1,150)     -  (1,357)    (427)      -    (2,246)
Contribution (loss) from mining
   activities                      (211)      888      677     1,014         -      2,707      -   3,721   (3,975)    (30)      393
General and administrative            -         -        -         -         -          -      -       -        -  (2,761)   (2,761)
Interest and financing                -         -        -         -         -          -      -       -        -  (2,485)   (2,485)
Investment and other income and
   other foreign exchange
   adjustment                         -         -        -         -         -          -      -       -        -      73        73
Foreign exchange gain on US
   dollar denominated debt            -         -        -         -         -          -      -       -        -   4,276     4,276
Other non-producing property
   (costs) income                     -         -        -         -      (913)         -    (68)   (981)       -     882       (99)
Income and mining taxes             (46)        -      (46)        1         -       (105)     4    (100)       5    (180)     (321)
Net (loss) earnings                (257)      888      631     1,015      (913)     2,602    (64)  2,640   (3,970)   (225)     (924)

Capital expenditures                538       617    1,155        10         -        960    426   1,396    1,086     626     4,263
Identifiable assets              40,202    32,454   72,656    42,708     3,832     32,640 38,519 117,699   36,659  29,312   256,326

INFORMATION ABOUT MAJOR CUSTOMERS

   Of the Company's total consolidated net revenue in the six months ended June 30, 2002, revenue from one customer of $21,511,000 consisted of $19,797,000 from the Bouchard-Hebert Mine and $1,714,000 from the El Mochito Mine and revenue from another customer of $8,031,000 was from the El Mochito Mine.


Breakwater Resopurces Ltd.                                         14


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

FOR THE THREE MONTHS ENDED JUNE 30, 2003
($000'S) (UNAUDITED)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  CORPORATE
                                                                                                                     AND     CONSO-
GEOGRAPHIC LOCATION                    LATIN AMERICA                     CANADA                           TUNISIA   OTHER   LIDATED
------------------------------------------------------------------------------------------------------------------------------------
                                                                                BOUCHARD
                              EL MOCHITO  EL TOQUI         NANISIVIK   CARIBOU  -HEBERT  LANGLOIS       BOUGRINE
OPERATING SEGMENT                  MINE      MINE    TOTAL      MINE      MINE     MINE      MINE  TOTAL    MINE
------------------------------------------------------------------------------------------------------------------------------------
Net revenue                      10,497     2,778   13,275     2,801         -    13,128       -   15,929   7,792       -    36,996
Depreciation and depletion         (897)     (689)  (1,586)        -         -    (2,382)      -   (2,382) (1,658)    (94)   (5,720)
Reclamation and closure costs      (170)      (95)    (265)        -         -      (209)      -     (209)    (85)      -      (559)
(Loss) contribution from mining
   activities                       344      (291)      53       111         -      (130)      -      (19) (1,860)    (94)   (1,920)
General and administrative            -         -        -         -         -         -       -        -       -  (1,375)   (1,375)
Interest and financing                -         -        -         -         -         -       -        -       -    (881)     (881)
Investment and other income and
other foreign exchange
   adjustment                         -         -        -         -         -         -       -        -       -     578       578
Foreign exchange gain on US
   dollar denominated debt            -         -        -         -         -         -       -        -       -   4,742     4,742
Other non-producing property
   income (costs)                     -         -        -       (95)     (387)        -     (28)    (510)      -  10,289     9,779
Income and mining taxes             (50)        -      (50)        -         -        57       2       59      (6)   (111)     (108)
Net earnings (loss)                 294      (291)       3        16      (387)      (73)    (26)    (470) (1,866) 13,148    10,815

Capital expenditures                454     1,315    1,769       (17)        -         -     465      448     141    (339)    2,019
Identifiable assets              32,024    30,619   62,643     8,415     3,285    22,978  39,931   74,609  29,636  24,189   191,077


INFORMATION ABOUT MAJOR CUSTOMERS

   Of the Company's total consolidated net revenue in the three months ended June 30 2003, revenue from one customer of $13,130,000 was from the Bouchard-Hebert Mine and revenue from another customer of $5,727,000 consisted of $3,105,000 from the Bougrine Mine and $2,622,000 from the El Mochito Mine and revenue from a third customer of $3,922,000 consisted of $2,806,000 from the El
Toqui Mine and $1,116,000 from the Bougrine Mine.

FOR THE THREE MONTHS ENDED JUNE 30, 2002
($000'S) (UNAUDITED)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  CORPORATE
                                                                                                                     AND     CONSO-
GEOGRAPHIC LOCATION                    LATIN AMERICA                     CANADA                           TUNISIA   OTHER   LIDATED
------------------------------------------------------------------------------------------------------------------------------------
                                                                                BOUCHARD
                              EL MOCHITO  EL TOQUI         NANISIVIK   CARIBOU  -HEBERT  LANGLOIS       BOUGRINE
OPERATING SEGMENT                  MINE      MINE    TOTAL      MINE      MINE     MINE      MINE  TOTAL    MINE
------------------------------------------------------------------------------------------------------------------------------------
Net revenue                      13,883     4,236   18,119     3,523         -    11,103       -   14,626   5,978       -    38,723
Depreciation and depletion       (1,513)     (547)  (2,060)     (844)        -    (1,640)      -   (2,484) (1,531)    (24)   (6,099)
Reclamation and closure costs      (198)      (16)    (214)     (103)        -      (560)      -     (663)   (237)      -    (1,114)
Contribution (loss) from mining
   activities                       439     1,830    2,269       (52)        -     1,610       -    1,558  (3,212)    (24)      591
General and administrative            -         -        -         -         -         -       -        -       -  (1,482)   (1,482)
Interest and financing                -         -        -         -         -         -       -        -       -  (1,370)   (1,370)
Investment and other income and
other foreign exchange
   adjustment                         -         -        -         -         -         -       -        -       -     (95)      (95)
Foreign exchange gain on US
   dollar denominated debt            -         -        -         -         -         -       -        -       -   4,301     4,301
Other non-producing property
costs (income)                        -         -        -         -      (500)        -     (27)    (527)            905       378
Income and mining taxes             (34)        -      (34)        3         -        31       2       36      78     (56)       24
Net earnings (loss)                 405     1,830    2,235       (49)     (500)    1,641     (25)   1,067  (3,134)  2,179     2,347

Capital expenditures                320       410      730         4         -       322     215      541     320     375     1,966
Identifiable assets              40,202    32,454   72,656    42,708     3,832    32,640  38,519  117,699  36,659  29,312   256,326

INFORMATION ABOUT MAJOR CUSTOMERS

   Of the Company's total consolidated net revenue in the three months ended June 30, 2002, revenue from one customer of
$11,171,000 was from the Bouchard-Hebert Mine and revenue from another customer of $8,031,000 was from the El Mochito Mine and revenue from a third customer of $4,349,000 was from the El Toqui Mine.

                                                                 15                                             Second Quarter 2003



9.  ANALYSIS OF CHANGES IN NON-CASH WORKING CAPITAL              10. SUBSEQUENT EVENTS
    ITEMS
                                                                     On July 9, 2003, the Company made a principal prepayment
                            THREE MONTHS       SIX MONTHS        of US$5,000,000 on its US$22,600,000 Term Credit Facility. The
                               ENDED              ENDED          payment brings the outstanding balances on the Term Credit Facility
                               JUNE 30,          JUNE 30,        and Supplemental Term Facility to US$17,600,000 and US$6,500,000,
                           -----------------------------------   respectively. The payment was made from a portion of the proceeds
(000'S)                     2003     2002      2003    2002      from the sale of the Lapa property (see notes 3 and 4).
--------------------------------------------------------------
 Accounts receivable
   - concentrate             (199)      17   10,568      (155)
 Other receivables            315     (148)   1,545       228
 Concentrate and supplies
   inventory                6,731   (1,932)   6,118    (7,572)
 Prepaid expenses and
   other current assets       189      819   (1,022)     (821)
 Accounts payable and
   accrued liabilities       (919)  (6,375)  (2,560)  (14,699)
 Provisional payments for
   concentrate inventory
   shipped and not priced  (1,784)  (5,255)  (6,042)   (6,473)
 Income and mining taxes
   payable                    158     (924)      26      (499)
--------------------------------------------------------------
                            4,491  (13,798)   8,633   (29,991)

------------------------------------------------------------------------------------------------------------------------------------

                                                  MANAGEMENT AND CORPORATE INFORMATION

       DIRECTORS                       OFFICERS                      TRANSFER AGENT           CORPORATE AND
                                                                     AND REGISTRAR            REGISTERED OFFICE
   Colin K. Benner+                    Garth A. C. MacRae
                                       CHAIRMAN                      Computershare Trust      95 Wellington Street West
   Gordon F. Bub                                                      Company of Canada       Suite 2000
                                       Colin K. Benner               100 University Ave.      Toronto, Ontario
   Donald K. Charter (degree)          PRESIDENT AND                 9th Floor                M5J 2N7
                                       CHIEF EXECUTIVE OFFICER       Toronto, Ontario         Tel: (416) 363-4798
   Jonathan C. Goodman*                                              M5H 2Y1                  Fax: (416) 363-1315
                                       Rene R. Galipeau+
   Garth A. C. MacRae+                 EXECUTIVE VICE PRESIDENT      Tel: (514) 982-7270      E-MAIL
                                       AND CHIEF FINANCIAL OFFICER        (800) 564-6253      investorinfo@breakwater.ca
   Allen J. Palmiere*(degree)                                        Fax: (416) 981-9800
                                       John D. Bracale                    (888) 453-0330      WEBSITE
   A. Murray Sinclair, Jr.*(degree)    VICE PRESIDENT, LATIN                                  www.breakwater.ca
                                       AMERICA AND CORPORATE         E-Mail:
   *     Member of Audit Committee     LOGISTICS                     caregistryinfo@computer  SHARES TRADED
(degree) Member of Compensation                                         share.com             The Toronto Stock
         Committee                     Richard R. Godfrey                                        Exchange
   +     Member of Hedging Committee   VICE PRESIDENT, FINANCE       AUDITORS                 Symbol - BWR
                                                                     Deloitte & Touche LLP
                                       J. Steven Hayes               BCE Place, Suite 1400
                                       VICE PRESIDENT, MARKETING     181 Bay Street
                                                                     Toronto, Ontario
                                       William M. Heath              M5J 2V1
                                       VICE PRESIDENT,
                                        ADMINISTRATION               Tel: (416) 601-6150

                                       Norman L. Calder
                                       TREASURER

                                       Leroy A. Fong
                                       CONTROLLER

                                       E. Ann Wilkinson
                                       CORPORATE SECRETARY
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                                              [LOGO] Breakwater Resources Ltd.

Breakwater Resources Ltd.                                      16

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